LORD ABBETT GLOBAL FUND, INC.

90 Hudson Street

Jersey City, NJ  07302

March 21, 2008

VIA EDGAR

Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:	Lord Abbett Global Fund, Inc. (the “Company”)
File Nos. 33-20309 and 811-5476

Dear Ms. Williams:

This letter responds to comments you provided in a February 29, 2008 telephone conversation with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Company’s investment adviser, regarding the preliminary proxy materials filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2008 on behalf of the Equity Series (the “Fund”), a series of the Company.  The comments, and the Company’s responses thereto, are set forth below.  The Company filed today with the Commission a notice of meeting of shareholders to be held on May 15, 2008, definitive proxy statement and form of proxy (collectively, the “Proxy”) reflecting changes made in response to your comments.  Capitalized terms used but not defined herein have the meanings given to them in the Proxy.

1.             Please explain how the Fund intends to comply with applicable Commission staff positions on the meaning of the term “Global.”

Response:  Because the term “global” connotes diversification among investments in a number of different countries throughout the world, the use of this term in a fund name is not subject to Rule 35d-1.  However, the Commission staff has taken the view that a fund whose name includes the term “global” should, under normal market conditions (1) invest at least 40% of its net assets in non-United States securities and (2) invest in at least three different countries (which may include the United States).  Through its investments in the Underlying Funds, the Fund intends to diversify its assets among investments that are tied economically to various regions and three or more different countries throughout the world, including the United States.  The Fund will allocate its assets among the Underlying Funds so that, under normal market conditions, at least 40% of the Fund’s net assets will be invested in Underlying Funds that invest substantially in equity or debt securities of companies organized or located outside the United

States or doing a substantial amount of business outside the United States.  To clarify this point, we have revised the “Proposed Investment Objective and Principal Investment Strategy” section of the Proxy to state that:

 [u]nder normal market conditions, the Fund, through its investments in Underlying Funds, will invest a significant amount of its net assets (at least 40%, unless Lord Abbett deems market conditions to be unfavorable for the Fund, in which case the Fund will invest at least 30%) in Underlying Funds that invest substantially in equity or debt securities of companies organized or located outside the United States or doing a substantial amount of business outside the United States or in foreign currencies.

2.             The following disclosure appears under the caption “Current Investment Objective and Principal Investment Strategy” on page 18 of the Proxy:  “[u]nder normal market conditions, the Fund will invest a significant amount of its net assets (at least 40%, unless Lord Abbett deems market conditions to be unfavorable for the Fund, in which case the Fund will invest at least 30%) in equity securities of companies organized or located outside the United States or doing a substantial amount of business outside the United States.”  Please explain how these criteria tie the Fund to the economic fortunes or risks of companies outside the United States.

Response:  This disclosure was taken verbatim from the Fund’s currently effective prospectus.  Therefore, we do not believe it would be appropriate to revise it in the Proxy.

3.             Page 19 of the Proxy includes disclosure under the caption “Proposed Investment Objective and Principal Investment Strategy” that the Fund “will retain its current policies with respect to global allocation, except that the Fund will apply those policies with respect to the Underlying Funds rather than looking through to the Underlying Funds’ portfolio securities.”  Given that the Fund and the Underlying Funds are affiliated, please explain why you believe it is appropriate not to employ the look-through approach.

Response:  We are not aware of any requirement that the Fund apply these policies with respect to the Underlying Funds’ portfolio securities.  Notwithstanding that the Fund’s affiliation with the Underlying Funds results in greater transparency of investments, we believe that looking through the Underlying Funds would dilute the benefits associated with the Conversion.  The Conversion would enable the Fund to efficiently achieve greater diversification and capitalize on the investment research and other services Lord Abbett provides to the Underlying Funds.  Requiring the Fund to look through the Underlying Funds, in our view, would be tantamount to collapsing the Fund and the Underlying Funds into a single entity when the very essence of a fund-of-funds structure is that the top tier fund achieves its investment exposure by buying, holding and selling shares of the underlying funds in the same way that a traditional mutual fund buys, holds and sells individual securities.

In addition to greater diversification achieved through the fund-of-funds structure, another benefit of the Conversion is that it would position the Fund to enjoy the administrative efficiencies associated with operating as a fund-of-funds.  After the Conversion, the Fund, like other funds-of-funds, would pay a lower management fee commensurate with the asset allocation services Lord Abbett would provide to it.  Managing the Fund’s assets on a day-to-day basis by looking through the Underlying Funds would require, among other things, aggregating the Underlying Funds’ portfolio holdings to determine compliance with the Fund’s policies regarding global allocation each time the Fund or an Underlying Fund makes a new purchase.  Looking through the Underlying Funds thus would entail Lord Abbett’s duplicating with respect to the Fund certain ongoing portfolio monitoring and other services that already are performed at the Underlying Fund level and aggregating such services at the Fund level, thereby diminishing greatly the administrative efficiencies associated with a fund-of-funds structure.  We believe that employing the look-through approach would be unduly burdensome and would divert key investment, compliance, accounting, legal and other resources from the critical aspects of managing the Fund and other funds in the Lord Abbett Family of Funds.

Finally, the absence of a requirement that a fund-of-funds look through its underlying funds for purposes of reporting its portfolio holdings on Forms N-CSR and N-Q seems to support the view that the advantages of doing so are outweighed by the disadvantages.  In these contexts, the Commission appears to have recognized the impracticability of looking through the underlying funds in a fund-of-funds structure, despite that the top tier fund in such a structure typically invests in underlying funds with which it is affiliated.  We believe the same logic applies here.

For the reasons discussed above, we continue to believe that it is appropriate for the Fund to apply its policies regarding global allocation with respect to the Underlying Funds rather than looking through to the Underlying Funds’ portfolio securities.

4.             Page 19 of the Proxy includes disclosure under the caption “Proposed Investment Objective and Principal Investment Strategy” that the Fund will invest “in Underlying Funds that invest in equity or debt securities of companies organized or located outside the United States or doing a substantial amount of business outside the United States…”  Please indicate the extent to which the Underlying Funds’ assets are invested in such securities.

Response:  As discussed in our response above to Comment 1, after the Conversion, the Fund would, under normal market conditions, invest at least 40% of its net assets in Underlying Funds that focus principally on foreign investments.  Currently, there are three such funds in the Lord Abbett Family of Funds.  Each of Lord Abbett International Core Equity Fund and Lord Abbett International Opportunities Fund primarily invests in foreign securities and may invest all of its assets in foreign securities.  Lord Abbett Developing Local Markets Fund invests primarily in instruments that provide exposure to the currencies of, and in fixed income instruments denominated in the currencies of, developing countries.

The remaining Underlying Funds may invest in foreign securities to a lesser extent and the Fund will allocate its assets among these Underlying Funds in a manner consistent with its policies regarding global allocation.  Each of Lord Abbett Affiliated Fund and Lord Abbett Growth Opportunities Fund invests primarily in securities of United States companies and multinational companies (i.e., companies that conduct their business operations and activities in more than one country) and may invest up to 10% of its net assets in securities of companies organized or located outside the United States.  Lord Abbett Floating Rate Fund may invest up to 25% of its total assets in foreign and emerging market loans and securities.  Each of Lord Abbett America’s Value Fund and Lord Abbett High Yield Fund may invest up to 20% of its net assets in foreign securities.  Each of Lord Abbett All Value Fund, Lord Abbett Growth Opportunities Fund, Lord Abbett Large-Cap Core Fund and Lord Abbett Value Opportunities Fund may invest up to 10% of its net assets in foreign securities.

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In addition, the Company acknowledges in connection with this filing the following:  (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Brooke Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary